Exhibit 2


                      [HARMON INDUSTRIES, INC. letterhead]

                                 April 26, 1999



To Our Shareholders:


                  Harmon Industries' Board of Directors adopted a Shareholder Rights Plan on April 12, 1999. The Board acted upon the recommendation of its Ad Hoc Committee on Change of Control, which had extensively considered the adoption of a Rights Plan. The Plan is designed to provide our shareholders with assurance that they will benefit from the long term prospects and increases in value of the Company. The Board of Directors declared a dividend distribution of one Common Stock Purchase Right for each outstanding share of the Company's Common Stock to holders of record as of the close of business on April 26, 1999.


                  Each Right will entitle you, under certain conditions, to purchase one share of Common Stock. Although you are the owner of the Right as of April 26, 1999, under the terms of the Plan no certificate evidencing the Right will be issued to you at this time. At the present time, the summary description referred to in the immediately succeeding paragraph of this letter, and a legend appearing on the backs of Common Stock certificates issued after April 26, 1999, are the only evidence you will receive or require with respect to your ownership of the Rights.


                  This letter describes the Board's reasons for issuing the Rights. In addition, we are enclosing a Summary description which outlines the principal features of the new Plan, and we urge you to read it carefully.


                  Over 3,000 U.S. and Canadian publicly-held companies have adopted similar plans. The Board considers the Plan to be an appropriate means to protect your equity investment in the Company and the full value of that investment.


                  The Plan is designed to protect shareholders against abusive takeover tactics. We believe that such tactics can unfairly deprive shareholders of their opportunity to profit from the long term potential of the Company, and can pressure shareholders to act hastily by threatening to squeeze them out of their investments at less than fair value.


                  The Board was aware when it approved the Rights Plan that some people have advanced arguments that such plans deter legitimate acquisition proposals. The Board carefully considered those views and concluded that such arguments are speculative and unconvincing and certainly do not justify leaving shareholders with less effective protection against unfair treatment by an acquirer who, after all, would be seeking to further its own interests, and not yours.


                  It must be emphasized that the Shareholder Rights Plan is not intended to prevent a tender offer or other acquisition proposal for the Company



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April 26, 1999
Page 2


that is fair and equitable to all shareholders. The Rights should not affect any prospective offeror who is willing to negotiate with your Board of Directors and to make an offer for all of the Company's stock at a full and fair price. Furthermore, the Plan will not in any way prevent an individual shareholder from exercising his or her right to vote for a change in the management or operation of the Company.


                  The distribution of the Rights is not taxable to you or to the Company and does not in any way weaken the financial strength of the Company or interfere with its business plans. If the Rights should become exercisable, shareholders, depending upon the particular circumstances then applicable, may realize taxable income at that time. The Rights are not dilutive and will not affect reported earnings per share, nor will the Rights affect the manner in which you may presently buy or sell the Company's shares.


                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission and is available free of charge from either the Company or the Rights Agent, UMB Bank, N.A., P. O. Box 419692, Kansas City, Missouri 64141-6692, Attention: Corporate Trust Division. The Rights Agent can also be reached at (816) 860-7000.


                  In conclusion, your Board believes that the Shareholder Rights
Plan represents a sound and reasonable means of providing shareholders protection against takeovers that do not provide fair value. Your Board and management are enthusiastic about the potential for your Company and are committed to serving the best interests of its shareholders. Accordingly, we take great satisfaction in providing these new Rights to you in order to preserve for you the long-term value of your investment in the Company.


                                          Sincerely,



                                          Robert E. Harmon
                                          Chairman



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                             HARMON INDUSTRIES, INC.

                             Summary of Common Stock
                                 Purchase Rights


                  On April 12, 1999, the Board of Directors of Harmon Industries, Inc. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $0.25 per share, of the Company (the "Common Stock"). The dividend distribution is payable on April 26, 1999 (the "Record Date") to the shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, at a price of $85.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 26, 1999, as the same may be amended from time to time (the "Rights Agreement"), between the Company and UMB Bank, N.A., as Rights Agent (the "Rights Agent").


                  Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of voting stock of the Company without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board of Directors then in office (the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) which, upon consummation, would result in such party's control of 20% or more of the Company's voting stock (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates.


                  The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to



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holders  of  record  of the  Common  Stock as of the  close of  business  on the
Distribution Date and such separate certificates alone will then evidence the Rights.


                  The Rights are not exercisable until the Distribution Date. The Rights will expire, if not previously exercised, on April 26, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.


                  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the issuance of Common Stock or of rights to subscribe for shares of Common Stock, or securities convertible into Common Stock with a conversion price of less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of Common Stock of securities (other than those described in (ii) above), evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable).


                  If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires 20% or more of the Company's outstanding voting stock without the prior written consent of the Board of Directors, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of the Company's Common Stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of shares of Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of Company Common Stock.


                  If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires more than 20% but less than 50% of the outstanding Company Common Stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Company Common Stock.


                  If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company Common Stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without the prior written consent of the Board of Directors, each Right would entitle the holders thereof (except for the Acquiring Person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number of shares of Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.


                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued.


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

In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.


                  At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


                  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, but not limited to, an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of the Company then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than an excepted person) and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.


                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.


                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.









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